Exhibit 99.3

CIG Wireless Corp.

11120 South Crown Way, Suite I

Wellington, FL 33414

January 21, 2015

Paul McGinn

c/o CIG Wireless Corp.

11120 South Crown Way, Suite I

Wellington, FL 33414

Re:	Cancellation of Excess Granted Shares

Dear Mr. McGinn:

In your capacity as an officer and director of CIG Wireless Corp. (the “Company”), you were previously granted shares of restricted common stock of the Company (“Restricted Stock”) pursuant to the Company’s 2014 Equity Incentive Plan and the Restricted Stock Award Agreement between you and the Company, dated as of February 27, 2014, as amended (the “Award Agreement”).

Pursuant to your Award Agreement, you were granted certain anti-dilution rights with respect to your Restricted Stock. These anti-dilution rights are designed to maintain your percentage ownership of the Company by issuing additional shares of Restricted Stock to you (“Anti-Dilution Shares”) when certain additional shares of Company stock are issued. The only time you are entitled to receive Anti-Dilution Shares is when the Company issues shares of its Series A-2 Convertible Preferred Stock in connection with the payment of PIK (payment-in-kind) dividends on the Company’s Series A-1 Non-Convertible Preferred Stock or when the Company’s controlling stockholder, Fir Tree, invested additional capital under its purchase agreement. Your anti-dilution rights do not entitle you to receive any additional shares for any other issuances of Company stock.

On or about each of March 31, 2014 and August 26, 2014, the Company issued shares of Series A-2 Convertible Preferred Stock to Fir Tree under the indemnity provisions of its purchase agreement. The issuances of those shares do not entitle you to receive Anti-Dilution Shares, because they were not issued in connection with the payment of PIK dividends or an additional investment by Fir Tree. Nevertheless, the Company inadvertently issued Anti-Dilution Shares to you as though you were entitled to an adjustment. As a result of these additional shares being outstanding, subsequent calculations of Anti-Dilution Shares were overstated because they are calculated with reference to the number of fully diluted shares of Company common stock and these inadvertently issued shares were included in the Company’s number of fully diluted shares. As a result, you hold more shares of Restricted Stock than you are entitled to hold.

In order to correct the overstated issuances described above, the Company’s board of directors has authorized the cancellation and recovery of these shares. We are asking you to confirm the cancellation of these excess shares by signing below. Exhibit A hereto sets forth a detailed explanation of the excess issuances described above. Specifically, Column A of Exhibit A lists the events triggering the subject issuances, Column B lists the dates of the subject issuances, Column C lists the number of shares you were issued, Column D lists the number of shares you should have been issued, and Column E lists the number of excess shares being canceled.

By signing below, you hereby acknowledge, and agree and consent to, the cancellation of the number of shares of Restricted Stock set forth in Column E of Exhibit A hereto, effective as of the date hereof. You further acknowledge and agree, effective as of the date hereof and without any further action, notice or deed, that any rights represented by such shares of Restricted Stock are hereby terminated and of no further force and effect and you shall not be entitled to any distribution or further payment arising in connection with such shares of Restricted Stock.

This letter shall also serve as notice that, effective as of January 2, 2015, you have been issued an additional 100,127 Anti-Dilution Shares in connection with the Company’s issuance of shares of Series A-2 Preferred Stock in connection with the payment of PIK dividends on that same date.

After giving effect to the cancellations and issuance described in this letter, you will hold an aggregate of 6,213,805 shares of Restricted Stock.

By executing this letter you further acknowledge and agree that to the extent anything in this letter shall conflict with the terms of your Employment Agreement with the Company, dated as of July 25, 2012, as amended, and/or your Award Agreement, that this letter shall control.

We ask that you sign a copy of this letter to confirm your agreement with the foregoing and return a signed copy to me no later than January 23, 2015.

We apologize for any inconvenience and appreciate your prompt cooperation with this matter.

Very truly yours,

/s/ Romain Gay-Crosier
Romain Gay-Crosier, Chief Financial Officer

Acknowledged and Agreed:

/s/ Paul McGinn
Paul McGinn

EXHIBIT A

Column A	Column B	Column C	Column D	Column E
		Shares
		Incorrectly	Corrected	Excess Shares
Event/Description	Issuance Date	Issued	Issuance	to be Canceled
March 2014 Investment Shares & March 2014 Indemnity Claim by Fir Tree Investors (Partially Inadvertent Grant and Partially Overstated Grant)	March 31, 2014	302,758	267,448	35,310
Q1 2014 Dividend Shares (Overstated Grant)	April 2, 2014	86,733	86,161	572
Q2 2014 Dividend Shares (Overstated Grant)	July 1, 2014	97,130	96,488	642
August 2014 Indemnity Claim by Fir Tree Investors (Inadvertent Grant)	August 26, 2014	46,757	0	46,757
Q3 2014 Dividend Shares (Overstated Grant)	October 1, 2014	103,255	101,715	1,540
TOTAL	—	636,633	551,812	84,821